April 23, 2010
Via EDGAR & Federal Express
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4628

Attn:	H. Roger Schwall Assistant Director Jennifer O’Brien Division of Corporation Finance
Re:	Royal Gold, Inc. Form 10-K for the Fiscal Year Ended June 30, 2009 Filed August 21, 2009 File No. 001-13357

Definitive Proxy Statement Filed October 9, 2009 File No. 001-13357

Registration Statement on Form S-3 Filed February 18, 2010 File No. 333-164975

Response Letter Dated February 19, 2010 File No. 001-13357
Dear Mr. Schwall:
     On behalf of Royal Gold, Inc. (“Royal Gold” or the “Company”), and in response to the Securities and Exchange Commission (the “Commission”) staff’s (the “Staff”) April 6, 2010 comment letter addressed to Mr. Stefan Wenger, Chief Financial Officer and Treasurer of the Company (the “Comment Letter”), the undersigned is responding below to the Staff’s comments with respect to Royal Gold’s Form 10-K filed with the Commission on August 21, 2009 (the “10-K”), Royal Gold’s Definitive Proxy Statement filed with the Commission on October 9, 2009 (the “Proxy”), and Royal Gold’s Registration Statement on Form S-3 filed with the Commission on February 18, 2010 (the “S-3”). Reference is also made to Royal Gold’s Response Letter to the Commission dated February 19, 2010 (the “February Response Letter”). The responses below to the Staff’s comments are numbered to correspond to the numbering of the comments in the Comment Letter. The responses provided herein are based on discussions with, and information furnished by, Royal Gold and its advisors.

     Royal Gold and the undersigned believe the responses below are fully responsive to the Comment Letter.
Form 10-K for Fiscal Year Ended June 30, 2009
Note 1. Operations, Summary of Significant Accounting Policies and Recently Issued Accounting Pronouncements, page 70
Royalty Revenue, page 71
1.	Comment: We note your statement in response to prior comment two that “When there are significant commodity price fluctuations between the provisional and final settlement payments for copper, and to a lesser extent, gold and silver, royalty revenue recognized by the Company for the Robinson royalty will be positively or negatively impacted.” Given that the amount of revenue you recognize, and the associated receivable, continues to fluctuate with movements in the price of the underlying commodities until final settlement by Quadra, please explain in further detail why you believe your royalty agreement does not contain an embedded derivative. We note your statement in response to prior comment two that “As the Robinson royalty is a passive investment that is formulaic in nature (as noted above), the Company concluded that there was no embedded derivative to be bifurcated . . . ,” however, you have not provided reasoning that supports your position.

Response: As indicated in the Company’s response to comment two in the February Response Letter, the Company holds a fixed 3.0% net smelter return (“NSR”) royalty on the Robinson mine, located in Nevada, USA, and operated by a subsidiary of Quadra Mining Ltd. (“Quadra”). Based upon the Company’s thorough review of the Robinson royalty agreement and the guidance of FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), the Company does not believe its Robinson royalty agreement contains an embedded derivative based on the following analysis.

Pursuant to the terms of the Robinson royalty agreement, the Company’s fixed 3.0% NSR, which determines the revenue the Company is entitled to receive, is based on “the Gross Value received by Quadra or its successors or assigns from the sale or other disposition of Minerals . . . .” Gross Value is defined in the royalty agreement as the “revenue actually received by Quadra from the sale or other disposition of Minerals, including all revenues received in the form of credits made by the smelter or refinery for associated metals co-products . . . .” The royalty agreement qualifies the reference to “revenue actually received” in the definition of Gross Value by stating that should Quadra’s sales or dispositions be based upon a contract for the sale of minerals that fixes a selling price for metals on other than a market price of the product on the date of delivery, for purposes of calculating the Company’s fixed 3.0% NSR royalty, Gross Value would then be calculated based on the spot price of such metals on the date of delivery. This “fixed selling price” clause excludes the Company’s fixed 3.0% NSR royalty from participation in any forward contract(s) or hedging agreement(s) that Quadra may have with its smelter(s).

Based on the Gross Value definition, and subject to the “fixed selling price” clause, the “revenue” received by Quadra is determined based on the market price for metals on the date of delivery and the terms of the agreement(s) Quadra has with its respective smelter(s). As noted above, the metal pricing used to calculate the Company’s fixed 3.0% NSR royalty is not subject to the terms of any agreement(s) Quadra may have with its smelter(s) that fix a selling price for metals on other than the market price of the product on the date of delivery, and the Company is not a party to the contractual agreement(s) that Quadra has with its smelter(s). In any event, the Company does not believe that SFAS 133 requires the Company to “look through” its underlying Robinson royalty agreement to Quadra’s contractual arrangement(s) for an embedded forward contract. Royalties, including the Robinson royalty, are passive non-operating interests in mining projects that provide the right to revenue from the project.

Based upon the above, the Company does not believe that there is an embedded forward contract that would need to be bifurcated under SFAS 133, paragraph 12. The Company’s Robinson royalty is derived from the market price prevailing at the time that payments are contractually due from Quadra’s smelter(s) and is therefore not impacted by forward contract(s) Quadra may enter into with its smelter(s). The impacts to revenue for the Company result from commodity price fluctuations between the date of shipment and the final settlement date for the mineral subject to the Company’s fixed 3.0% NSR royalty. This is a market price adjustment, but not a derivative. There is no separate notional amount specified in the Company’s agreement with Quadra. The Company is contractually entitled to the residual cash flows received by Quadra based upon a fixed 3.0% of Gross Value computation, and such Gross Value computation is based on the market price of the metals delivered regardless of the amounts actually received by Quadra under any forward contract(s) with its smelter(s).
Definitive Proxy Statement Filed October 9, 2009
Executive Compensation, page 19
Long-Term Incentives, page 23
2.	Comment: We note your response to prior comment six and reissue such comment in relevant part. Please expand your proposed disclosure to clarify, with respect to the long-term incentive compensation granted in fiscal 2009 to each named executive officer, the committee’s determination regarding the following items that you have referenced in your proposed disclosure:
•	the individual’s potential to influence results;

•	the relative influence of each individual in respect of each of the six identified elements during fiscal 2009; and

•	the company’s performance across the six elements for fiscal 2009.
In addition, please disclose the portion of each named executive officer’s equity awards that was granted based on the achievement of performance measures, as compared to the amount awarded to maintain total direct compensation near the 75th percentile of the benchmark peer group.
Response: In addition to the disclosure already presented in the Proxy under the heading Components of Executive Compensation, the Company would propose to add further explanation and discussion in appropriate future filings similar to that outlined in the paragraphs below. (The underlined language in the paragraphs below is new material.) The language in the paragraphs below speaks as of the date of the Proxy, and similar language in future filings, including dates, will be updated as appropriate.
Annual Cash Bonuses
Annual cash bonus awards are discretionary and are based on individual and corporate performance, returns to shareholders, the Company’s ability to pay, and general practices in the mining industry. Bonuses are designed to balance rewards for exceptional performance and personal contributions as well as to tie accountability with actual performance. Annual bonuses are recommended to the Committee by the Company’s President and Chief Executive Officer based on annual reviews of each executive officer’s performance and contribution to the Company’s corporate goals and objectives.
In determining the amount of cash bonuses made in November 2008, the Committee considered three main factors: (i) each executive officer’s potential to influence the six performance elements discussed below, (ii) the Company’s performance with respect to the six performance elements, and (iii) extraordinary accomplishments of the Company’s executive officers. As a first step in this process, the Committee made a subjective judgment regarding each executive officer’s potential to influence the following six performance elements: (1) the Company’s financial growth, (2) cost containment, (3) financial strength, (4) protection of assets, (5) governance, and (6) marketing. An overview of the Committee’s overall impression of each named executive officer’s potential to influence the six performance elements during the fiscal year ended June 30, 2008 is provided below.
Stanley Dempsey: In his role as executive chairman, Mr. Dempsey was determined to have the greatest potential to influence governance, with a modest potential to influence the other five performance elements.
Tony Jensen: Mr. Jensen was determined to have significant potential to influence each of the six performance elements.

Stefan Wenger: Mr. Wenger was determined to have significant potential to influence financial strength, cost containment, protection of assets and governance, and was determined to have modest potential to influence the Company’s financial growth and marketing.
Bruce C. Kirchhoff: Mr. Kirchhoff was determined to have significant potential to influence governance, the Company’s financial growth, cost containment and financial strength, and was determined to have modest potential to influence protection of assets and marketing.
William Heissenbuttel: Mr. Heissenbuttel was determined to have significant potential to influence the Company’s financial growth, cost containment and financial strength, and was determined to have modest potential to influence marketing, protection of assets and governance.
Karen P. Gross: Ms. Gross was determined to have significant potential to influence governance, marketing and cost containment, and was determined to have modest potential to influence financial strength, the Company’s financial growth and protection of assets.
As a second step, the Committee also analyzed, on a subjective basis, the Company’s performance across the six performance elements for the fiscal year ended June 30, 2008, and determined that the Company showed very strong performance with respect to the Company’s financial growth, financial strength and marketing, and the Company showed strong or acceptable performance with respect to cost containment, governance and protection of assets.
As a third step, the Committee made a subjective determination relating to the extraordinary accomplishments of each individual executive officer based on the Company’s extraordinary growth during the fiscal year ended June 30, 2008
Through review of the Company’s benchmark peer group, the Committee determined bonus levels in the 30% to 65% of base salary range, or higher in the event of extraordinary performance, for the fiscal year ending June 30, 2008. The Committee makes recommendations regarding bonuses to executive officers to the independent members of the Board of Directors in November following the end of the prior fiscal year. Bonuses are paid either at the end of the calendar year or at the beginning of the next calendar year. At this time, the amount of annual cash bonuses for the fiscal year ended June 30, 2009 for each of the named executive officers is not determinable, but in the prior fiscal year, annual cash bonus awards for the named executive officers ranged from 53 percent to 77 percent of base salary.

Long-Term Incentives
The Company’s 2004 Omnibus Long-Term Incentive Plan (“LTIP”) permits the award of various types of stock-based incentives. Grants are typically in the form of incentive and non-qualified stock options, SARs, shares of restricted stock and performance stock awards that vest based on the achievement of performance objectives. The LTIP is designed to provide a variety of long-term awards in order to balance the Company’s other shorter-term rewards with the need for sustainable results, to align the interests of management with stockholders, and to provide each executive officer with a significant incentive to manage the Company over a multi-year period from the perspective of an owner with an equity stake in the business. The LTIP compensation is intended to drive future performance of employees by delivering a significant portion of each executive officer’s potential total compensation at a future date. The amount of each incentive award is driven primarily by the Company’s overall compensation goals for the individual, the Company’s desire to retain the individual as an employee, an individual’s relative level in the Company, and the individual’s ability to impact corporate goals.
As discussed in more detail under the headings Compensation Philosophy and Objectives at page 20 of this Proxy and Role of Compensation Consultants and Evaluation of Compensation Packages at page 20 of this Proxy, the Company has set a general goal of targeting total direct compensation (cash and equity awards) near the 75th percentile of its benchmark peer group and cash awards (base salary and bonus) near the 50th percentile of its benchmark peer group. In determining the amount of equity awards to be made under the LTIP in November 2008, as a starting point the Committee considered the combination of base salary and bonus for each individual. The Committee then used its discretion to grant equity awards that, when added to each individual’s cash awards, would allow the individuals to approach the total direct compensation target.
In determining the form of equity awards made in November 2008, the Committee considered (i) the goal of retaining certain individuals through the granting of restricted shares, (ii) the desire to drive sustainable results through the granting of stock options and SARs, and (iii) the intent to drive individual performance and the potential to influence the six performance elements described under the heading Annual Cash Bonuses on page 23 of this Proxy, in particular the Company’s financial growth, through the granting of performance shares. The aggregate amount of equity awards granted in November 2008 was distributed relatively uniformly between these three categories, with fewer performance shares, which are considered more challenging to achieve, generally being awarded. In general, individuals that had a greater potential to influence the Company’s financial growth were granted slightly higher levels of performance shares.

The Company typically awards the first $100,000 in value of stock options in the form of incentive stock options (the limit for incentive stock options under the Internal Revenue Code), and amounts above $100,000 are typically awarded in the form of SARs. The amount and form of equity awards determined by the Committee in the manner described above for each named executive officer were recommended to the independent members of the Board of Directors by the Committee, and the independent members of the Board of Directors finally determined and granted the awards.
For any fiscal year, the Committee does not utilize predetermined levels of LTIP awards as a percentage of base salary. Members of Royal Gold’s management do not have authority to make off-cycle or ad-hoc equity grants. In the event of a new hire grant, approval is obtained prior to any grant being made either at a regularly scheduled Board of Directors meeting or by unanimous written consent of the Board of Directors.
3.	Comment: We note your response to our prior comments 5 and 7 and your undertaking in connection with each such comment to provide additional disclosure in future filings. Please provide a sample of the disclosure that you intend to use.

Response: As indicated in the Company’s response to comment five in the February Response Letter, in appropriate future filings the Company will clarify the standards applied by the Company’s Audit Committee when reviewing and approving transactions with related persons. In addition to the material already presented in the Proxy under the heading “Audit Committee,” the Company would propose to include additional clarifying language similar to that in the paragraphs below. (The underlined language in the paragraphs below is new material.)
Audit Committee
The Board of Directors has a standing Audit Committee. The Audit Committee consists of James W. Stuckert, as Chairman, John W. Goth, William Hayes and Donald Worth. All members of the Audit Committee are independent under the NASDAQ listing standards and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended. Mr. Goth will simultaneously resign from his position on the Audit Committee upon his retirement from the Board of Directors at the end of his current term, which expires upon the election of directors at the Annual Meeting. The Board of Directors has determined that James Stuckert is an “audit committee financial expert” as that term is defined in Item 407(d) of Regulation S-K. As an “audit committee financial expert,” Mr. Stuckert satisfies the NASDAQ financial literacy and sophistication requirements. The Audit Committee held five meetings during fiscal year 2009. The Audit Committee Charter is available on the Company’s website at www.royalgold.com.

The Audit Committee assists the Board of Directors in its oversight of the integrity of the Company’s financial statements and compliance with legal and regulatory requirements and corporate policies and controls. The Audit Committee has the sole authority to retain and terminate the Company’s independent registered public accountants, review reports of the independent registered public accountants, approve all auditing services and related fees and the terms of any agreements, and to pre-approve any non-audit services to be rendered by the Company’s independent registered public accountants. The Audit Committee monitors the effectiveness of the audit process and the Company’s financial reporting, reviews the adequacy of financial and operating controls and evaluates the effectiveness of the Committee. The Audit Committee is responsible for confirming the independence and objectivity of the independent registered public accountants. The Audit Committee is also responsible for preparation of the annual report of the Audit Committee for public disclosure in the Company’s Proxy Statement.
The Audit Committee reviews and approves all related-party business transactions in which any of the Company’s officers, directors or nominees for director have an interest and that may be required to be reported in the Company’s periodic reports and reports to the full Board of Directors about whether it has approved such a transaction. The standards applied by the Company’s Audit Committee when reviewing and approving related-party transactions are found in the Audit Committee Charter, which provides, in pertinent part, that “[t]he Audit Committee shall review and approve any related-party business transactions, preferably in advance, in which the corporation’s officers or directors have an interest and that would be required to be reported by the corporation in its periodic reports pursuant to the rules and regulations of the SEC.” Beyond this, when reviewing and approving transactions with related persons, the Audit Committee will use applicable standards under Delaware law to approve or reject related-party transactions, including disinterested director approval based on fairness to the Company and the best interests of the Company and its stockholders. When reviewing related-party transactions, the Audit Committee will review all facts related to the transaction it deems material and will take into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the related person’s interest in the transaction, and, if applicable, the availability of other sources of comparable products or services.
With respect to the Company’s undertaking to provide a more detailed discussion of how difficult it will be to achieve the performance goals required to be met for performance awards made under the LTIP to vest, in addition to the disclosure already presented in the Proxy under the heading Components of Executive Compensation, Performance Awards,

the Company proposes to add further explanation in appropriate future filings similar to that outlined in the paragraphs below. (The underlined language in the paragraphs below is new material.) The language in the paragraphs below speaks as of the date of the Proxy, and similar language in future filings, including dates, will be updated as appropriate.
Performance Awards
The Company also grants performance awards under the LTIP. Performance awards, which are also referred to as performance shares or performance stock awards in this Proxy Statement, are intended to provide significant incentive to obtain long-term, non-dilutive growth performance. The portion of each executive officer’s total compensation in the form of performance shares varies for each officer. In awarding performance shares to any executive officer, the Committee considers the executive officer’s responsibilities within the Company and the executive officer’s ability to influence or meet the performance objectives. Performance shares can only be earned if either multi-year performance goals are met within five years of the date of grant. If the performance goals are not earned by the end of the five year period, the performance shares will be forfeited. Performance shares granted may vest upon meeting one of two defined performance goals: (1) growth of free cash flow per share on a trailing twelve-month basis; and (2) growth of royalty ounces in reserve per share on an annual basis. The Committee believes that free cash flow per share is an important indicator of the Company’s financial health and growth. The Company defines free cash flow, a non-GAAP financial measure, as operating income plus depreciation, depletion and amortization, non-cash charges and any impairment of mining assets, less minority interest in operating income of consolidated subsidiaries. Performance shares may vest in 25% increments upon meeting 25%, 50%, 75% and 100% of performance goals. Performance shares will vest upon the Committee’s determination that such 25% increment of the performance goals has been met.
The Committee strives to establish performance goals that are challenging to meet and would provide significant stockholder value, if achieved. Performance goals for a particular period are generally set to drive long-term, significant year-over-year improvements in financial performance and the general financial health of the Company, taking into account prior results. At the time the performance goals were set with respect to the performance shares granted in November 2008, the Company believed the performance goals would be relatively difficult to achieve because they required substantial increases in the Company’s free cash flow per share and/or royalty ounces in reserve per share, and achieving the performance goals would require the Company to grow its underlying assets substantially in the face of a highly competitive market with a finite number of royalties.
Performance shares are not considered issued and outstanding shares with respect to which executives may vote or receive dividends. Performance shares are settled with shares of the Company’s common stock when they vest.
As of the record date, 75% of the performance goals set for the performance shares awarded in fiscal year 2007 were met and, as a result, 75% of the performance shares vested and were settled with common stock. None of the performance shares awarded in fiscal year 2008 or fiscal year 2009 have vested. Solely for purposes of SFAS 123R recognition of compensation expense, as of June 30, 2009, management determined that it is probable that the remaining 25% of the performance shares granted in fiscal year 2007 and 25% of the performance shares granted in fiscal year 2008 will vest, in large part due to the Company’s strong performance since the grant date of such performance shares resulting in part from the Company’s successful acquisitions. However, performance shares will not vest until performance objectives are actually met as determined by the Committee.
Registration Statement on From S-3
Filed February 18, 2010
General
4.	Comment: We note that the common shares of Royal Gold, Inc. that are covered by this registration statement are to be issued, from time to time, in exchange for exchangeable shares of your wholly-owned subsidiary, as part of your plan of arrangement to acquire International Royalty Corporation. Please explain to us how you are eligible to register this offering on an automatic shelf registration statement on Form S-3, including the specific provision of Securities Act Rule 415 on which you are relying. Please include in your response an analysis regarding why this registration statement does not pertain to securities which are to be issued in connection with a business combination transaction under Rule 415(a)(1)(viii).

Response: General Instruction I.D to Form S-3 provides that “[a]ny registrant that is a well-known seasoned issuer . . . may use this Form for registration under the Securities Act of securities offerings, other than pursuant to Rule 415(a)(1)(vii) or (viii) . . . ” if the securities are offered pursuant to Rule 415 under the Securities Act by a registrant that is a well-known seasoned issuer by reason of paragraph (1)(i)(A) of the definition in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). The common shares of Royal Gold to be issued upon redemption, retraction or other exchange of the exchangeable shares of a wholly-owned Canadian subsidiary of Royal Gold (the

“Exchangeable Shares”) were registered on Form S-3 pursuant to Rule 415(a)(1)(iv) under the Securities Act, which allows securities to be registered for an offering to be made on a continuous or delayed basis in the future if the registration statement pertains only to
“[s]ecurities which are to be issued upon conversion of other outstanding securities.” In addition, Royal Gold is, and was on the date the S-3 was filed, a “well-known seasoned issuer” within the meaning of paragraph (1)(i)(A) of the definition thereof in Rule 405 under the Securities Act. We also note, though not relied on for filing the S-3, General Instruction I.B.4(a) to Form S-3 provides that “[s]ecurities to be offered . . . upon the conversion of outstanding convertibles securities or the exercise of outstanding warrants or options issued by the issuer of the securities to be offered, or by an affiliate of such issuer” may be registered on Form S-3, indicating that Form S-3 is appropriate for registration of shares to be issued upon the conversions of outstanding securities issued by a subsidiary of Royal Gold.

As previously disclosed in the Company’s Current Report on Form 8-K, filed December 21, 2009, Royal Gold’s acquisition of International Royalty Corporation (“IRC”) occurred pursuant to a court approved Plan of Arrangement under the Canadian Business Corporations Act. Under the Plan of Arrangement, IRC shareholders received either cash, common shares of Royal Gold, Exchangeable Shares or a combination thereof. The issuance of the common shares of Royal Gold and the Exchangeable Shares under the Plan of Arrangement was exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(10) of the Securities Act. As a result, no registration of the securities issued to former IRC shareholders under the Plan of Arrangement as consideration for their shares of IRC common stock was required. Item 4.A of Revised Staff Legal Bulletin No. 3 (CF) indicates, however, that “when options, warrants, or other convertible securities are issued in the Section 3(a)(10) transaction, Section 3(a)(10) does not exempt the later exercise or conversion.” Hence, the Company was only required to register the shares of common stock of Royal Gold issuable upon the redemption, retraction or other exchange of the Exchangeable Shares (the “S-3 Shares”), a process that will occur from time to time over the next seven years.

Consistent with the requirements of Rule 415(a)(1)(iv), the S-3 covers only the S-3 Shares and does not pertain to securities which are to be issued in connection with a business combination transaction under Rule 415(a)(1)(viii). The issuance of the S-3 Shares is distinct and separate from the issuance of securities under the Plan of Arrangement because holders of the Exchangeable Shares will be required to make a separate investment decision if and when they determine to exchange their Exchangeable Shares for common shares of Royal Gold rather than continue to own such Exchangeable Shares or sell such shares to a third party. The distinction between the two investment decisions is logically consistent with the position reflected in Revised Staff Legal Bulletin No. 3 (CF) to not extend, under similar circumstances, the Section 3(a)(10) exemption to the separate investment decision regarding whether to convert, hold or sell any convertible securities originally issued in a Section 3(a)(10) transaction. Here, the investment decision by IRC shareholders regarding whether to receive common shares of Royal Gold and/or Exchangeable Shares was based on IRC’s disclosure under Canadian securities laws, which disclosure is included as part of IRC’s Notice of Special Meeting and Management Proxy Circular, dated January 15, 2010 (the “IRC Proxy Circular”). Hence, the disclosure set forth in the IRC Proxy Circular, similar to what would appear in a Form S-4 Registration Statement, contained only information relevant to IRC’s shareholders making a decision as to whether to approve the Plan of Arrangement and the form of consideration that they would receive in the transaction. Similarly, if the issuance of the S-3 Shares was viewed as being made in connection with a business combination transaction, and, if as a result, a Form S-4 were used instead, much of the Form S-4 would contain information that would be similar to and duplicative of the information set forth in the IRC Proxy Circular, which would effectively eliminate the benefit of the applicability of Section 3(a)(10)’s exemption to the Plan of Arrangement. Furthermore, much of the information contained in the Form S-4 would be irrelevant to an Exchangeable Share holder’s investment decision regarding whether to exchange its Exchangeable Shares for common shares of Royal Gold, continue to hold the Exchangeable Shares or sell those Exchangeable Shares to a third party. Form S-3 provides all necessary information relevant to such an investment decision, without any extraneous disclosure of the type required by Form S-4.
Prior to filing the S-3, Royal Gold and its legal counsel reviewed no-action letters relating to acquisitions conducted pursuant to plans of arrangement that involved exchangeable shares similar to the Exchangeable Shares. In each case, the shares issued in connection with the plans of arrangement were exempt from registration pursuant to Section 3(a)(10) of the Securities Act while the common shares of the registrant to be issued in exchange for the exchangeable shares were registered on Form S-3.

For example, in Pioneer Natural Res. Co., SEC No-Action Letter, 1997 WL 737760, at *3-4 (Nov. 25, 1997), the registrant’s letter to the Staff noted that the registrant had, prior to the effective time of the plan of arrangement, “filed a Form S-3 registration statement in order to register the Pioneer Common Stock to be issued from time to time after the Effective Time upon exchange of the Exchangeable Shares.” The registrant further noted that “[i]t is our understanding that the subsequent offer and sale of the shares of Pioneer Common Stock in exchange for the Exchangeable Shares is not an exempt transaction under Section 3(a)(10) or Section 3(a)(9) of the Securities Act and, thus, requires registration under the Securities Act on a Form S-3 registration statement (or other applicable form).” While the Staff did not directly address the registrant’s use of Form S-3 in Pioneer Natural Res. Co., the Staff indicated it would not recommend enforcement action and did not take issue with use of the Form S-3 as described in the registrant’s letter to the Staff.

Similarly, in both Homestake Mining Co., No-Action Letter, 1999 WL 64610, at *2 (Feb. 10, 1999) and Battle Mountain Gold Co., No-Action Letter, 1997 WL 637628, at *5 n. 1 (Oct. 15, 1997) the registrants, in their letters to the Staff requesting no action relief, provided that their common shares issued in exchange for the exchangeable shares had been registered on Form S-3. As in Pioneer Natural Res. Co., in Homestake Mining Co. and Battle Mountain Gold Co. the Staff did not directly address the use of Form S-3 for registration of the shares issuable in exchange for the exchangeable shares. However, the Staff otherwise granted no-action with respect to the transactions described in the registrants’ letters and did not raise any issue with use of Form S-3 as described in the registrants’ letters.[1]

Royal Gold and its legal counsel also reviewed documentation from numerous other acquisitions of Canadian targets by U.S. acquirers pursuant to plans of arrangement. The shares issued by the acquirer, including the exchangeable shares, in many of the precedent transactions reviewed by the Company were exempt from registration under Section 3(a)(10) of the Securities Act, and in many of these transactions, the shares of the acquirer to be issued in exchange for the exchangeable shares were registered on Form S-3. For example, on October 29, 2007, Bowater Incorporated, a U.S. corporation, and Abitibi-Consolidated Inc., a Canadian corporation, each became subsidiaries of AbitibiBowater Inc., a Delaware corporation, through a merger of equals conducted pursuant to a plan of arrangement (the “Bowater Transaction”). In connection with the Bowater Transaction, Bowater Canada Inc., a Canadian subsidiary of Bowater Incorporated, issued exchangeable shares to certain eligible shareholders of Abitibi-Consolidated Inc. pursuant to the exemption from registration provided by Section 3(a)(10) of the Securities Act, which exchangeable shares were exchangeable for common shares of AbitibiBowater Inc. The common shares of AbitibiBowater Inc. to be issued in exchange for the exchangeable shares of Bowater Canada Inc. were registered on a Registration Statement on Form S-3 filed by AbitibiBowater Inc. on October 29, 2007, file number 333-146979.

As a second example, on June 1, 2005, Merge Technologies Incorporated, a Wisconsin corporation, completed its acquisition of all of the outstanding common stock of Cedara Software Corp, a Canadian corporation, pursuant to a plan of arrangement (the “Merge Transaction”). In connection with the Merge Transaction, Merge Cedara ExchangeCo Limited, a Canadian subsidiary of Merge Technologies Incorporated, issued exchangeable shares to certain eligible shareholders of Cedara Software Corp. pursuant to the exemption from registration provided by Section 3(a)(10) of the Securities Act, which exchangeable shares are exchangeable for common shares of Merge Technologies Incorporated. The common shares of Merge Technologies Incorporated to be issued in exchange for the exchangeable shares of Merge Cedara ExchangeCo Limited were registered on a Registration Statement on Form S-3 filed by Merge Technologies Incorporated on June 7, 2005, file number 333-125603.

A third notable example where common shares issuable in exchange for exchangeable shares were registered on Form S-3 is the Registration Statement on Form S-3 filed by Molson Coors Brewing Company (formerly known as Adolph Coors Company) on November 24, 2004, file number 333-120776 (the “Molson Coors S-3”). The Molson Coors S-3 relates to common shares of Molson Coors Brewing Company to be issued in

[1]	See also, Weatherford Int’l., Inc., No-Action Letter, 2002 WL 1379721, at *5 (June 25, 2002) and Nabors Indus., Inc., No-Action Letter, 2002 WL 826916, at *5 (Apr. 29, 2002) (each referencing common shares of the registrant issuable in exchange for exchangeable shares of a subsidiary of the registrant issued in connection with an acquisition, which common shares of the registrant were registered on Form S-3).

exchange for exchangeable shares of Molson Coors Canada Inc., a wholly-owned Canadian subsidiary of Molson Coors Brewing Company, which exchangeable shares were issued in connection with a plan of arrangement undertaken by Adolph Coors Co. and Molson Inc.

Based on the analysis outlined above, the Company respectfully submits that the issuance of the S-3 Shares is separate and distinct from the issuances that occurred in connection with the Plan of Arrangement. As discussed in more detail above, the Company registered the S-3 Shares on Form S-3 in reliance on Rule 415(a)(1)(iv) under the Securities Act and General Instruction I.D to Form S-3. Royal Gold respectfully submits that its analysis of the Securities Act and the rules promulgated thereunder, no-action letters issued by the Staff, and various precedent transactions, all as outlined in more detail above, affirm the conclusion that the Company is eligible to register the S-3 Shares on the S-3.
Closing Remarks
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *

     Please direct any questions or comments regarding the foregoing to the undersigned at (303) 454-2414.

Sincerely,
/s/ Paul Hilton Paul Hilton, Esq.
Hogan & Hartson LLP

cc:	Tony Jenson, Chief Executive Officer Stefan Wenger, Chief Financial Officer and Treasurer

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